*AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14049552

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/17/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDI Global Technologies LLC

OFFICIAL USE ONLY
41924
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street - 27th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kepets (212)419-9635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/26

OATH OR AFFIRMATION

I, Jonathan Kepets, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDI Global Technologies LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Josephine T. Owen

Notary Public

JOSEPHINE T. OWEN
Notary Public, State of New York
No. 24-4723657
Qualified in Richmond County
Commission Expires 10-31-14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

REDI Global Technologies LLC
Statement of Financial Condition
December 31, 2013

REDI Global Technologies LLC
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of
REDI Global Technologies LLC:

We have audited the accompanying financial statement of REDI Global Technologies LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

REDI Global Technologies LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	5,838,199
Receivables from brokers and dealers		9,325,656
Receivables from afflilates		622,154
Prepaid assets		947,194
Other assets		83,404
Total assets	$	16,816,607
Liabilities and Member's Equity		
Accounts payable	$	3,659,796
Incentive compensation payable		1,445,805
Payable to affiliates		1,295,078
Total liabilities		6,400,679
Commitments and Contingent Liabilities (Note 8)		
Member's Equity		10,415,928
Total liabilities and member's equity	$	16,816,607

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

REDI Global Technologies LLC (the Company), a single member LLC, is a wholly owned subsidiary of REDI Holdings LLC (the Parent). The Company is a registered US broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a multi-asset electronic trading platform that services both the buy-side and sell-side communities, routing an investor's order to a broker-dealer for purposes of executing and settling transactions. The Company commenced operations on July, 17, 2013 and is headquartered in New York and maintains offices in Illinois, Massachusetts and California. Prior to July 17, 2013, the Company was a dormant broker-dealer.

Significant Accounting Policies

Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from brokers and dealers

Receivables from brokers and dealers generally consist of amounts due net of estimated uncollectible amounts.

Estimated Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Commissions and Terminal Fees

Commissions represent the transaction charges billed to brokers for trades routed to them for execution. The fee is based on the number of shares traded through the platform and is recognized on a trade date basis. Terminal fees represent a flat fee per user for certain terminal entitlements and are recognized when earned.

2. Income Taxes

The Company does not provide for income taxes in its financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Fair Value of Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The inputs reflect the Company's assumptions about the inputs market participants would use in pricing an asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivable and payable from / to brokers and dealers.

The Company's Level 1 financial instruments represent cash and cash equivalents.

The fair value of the Company's remaining financial instruments is characterized as Level 2

4. Employee Incentive Plan

The employees of the Company participate in a phantom stock award plan of the Parent. The phantom stock awards are based on the fair value of the Parent's equity, which was determined using an outside valuation service. The awards will be vested and settled in a cash payout in three equal installments in years 2016, 2017 and 2018. These awards require future service and are amortized over the relevant service period using the accelerated method. If an employee terminates employment prior to vesting, the award is forfeited. The plan also contains a "last man standing" feature whereby if the employment of one of the employees is terminated prior to the end of the vesting period; the awards granted to that employee will be reallocated among the remaining employees who continue employment. The table below represents the phantom awards activity for period ended December 31, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at July 17, 2013	-	-
Granted	116,909	$116.45
Vested	-	-
Surrendered	-	-
Outstanding at December 31, 2013	116,909	$116.45

The Company's expenses related to the exchange for a phantom stock award is based on the fair value of the shares on grant date, which will be re-measured yearly.

5. Commitments and Contingent Liabilities

Leases
The Company has contractual obligations under long-term non-cancelable lease agreements, principally for office space, expiring on various dates through 2024. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of sublease rentals.

	As of December 2013
2014	$ 530,732
2015	512,022
2016	508,786
2017	489,406
2018	485,572
2019 - thereafter	2,549,253
Total	**$5,075,771**

Contingent Liabilities
The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, the results may be material to operating results for such period.

6. Related Party Transactions

The Company enters into transactions with the Parent and affiliates in the normal course of business as part of its financing and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the Statement of Financial Condition as of December 31, 2013.

The Company also has substantial business interactions with member affiliates. Amounts included on the Statement of Financial Condition and Statement of Operations includes:

Assets	**December 31, 2013**	
Receivable from brokers and dealers	$	8,266,165
Other Assets		47,585
Total	$	8,313,750
Liabilities		
Accounts payable	$	1,307,642

7. Concentrations of Credit and Business Risk

The Company's principal business operation is providing a communications network in which broker-dealers receive orders from their institutional customers. As a result, the Company is inherently subject to market fluctuations in the conduct of its business.

The Company places its cash in large financial institutions. At December 31, 2013 substantially all of the Company's $5,838,199 cash balance is being held at two financial institutions. These cash balances are in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

8. Net Capital Requirement

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital requirement" as permitted by Rule 15c3-1. As of December 31, 2013, the Company had regulatory net capital, as defined by Rule 15c3-1, of $611,355, which exceeded the minimum net capital requirement of $5,000 by $606,355.

As it relates to its common business activities, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." The Company does not deposit or hold any customer funds.

9. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2014, the date these financial statements were issued, and determined that there were no material events that would require recognition or disclosure in these financial statements.

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